SCHEDULE 14A
(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934

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GENENCOR INTERNATIONAL,INC.
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 Genencor International, Inc.™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 29, 2003

The Annual Meeting of Stockholders of GENENCOR INTERNATIONAL, INC. will be held at our offices, 925 Page Mill Road, Palo Alto, California 94304, on Thursday, May 29, 2003, at 10:00 a.m., local time, for the following purposes, which are more fully described in the accompanying proxy statement:

1. The election of three directors.

2. The approval of the selection of PricewaterhouseCoopers LLP as our independent auditors for 2003.

3. The transaction of such other business as may properly come before the meeting or any adjournment of the meeting.

Our board of directors has fixed the close of business on April 9, 2003 as the record date for determining the stockholders who are entitled to receive notice of and to vote at the meeting and at any adjournments of the meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Stuart L. Melton
Secretary

Dated: April 18, 2003

Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304

PROXY STATEMENT

GENERAL

We are furnishing this proxy statement to stockholders in connection with our board of directors' solicitation of proxies to be used at our annual meeting of stockholders, which will be held on Thursday, May 29, 2003, and at any adjournments of the meeting. This proxy statement and the accompanying form of proxy are being first mailed to our stockholders on or about April 18, 2003. When properly executed and received by our Secretary prior to the meeting, the proxy will be voted as specified in the proxy, unless the proxy is revoked by filing with the Secretary prior to the meeting a written revocation or a properly executed proxy bearing a later date. Unless authority to vote for one or more of the director nominees is specifically withheld according to the instructions, a signed proxy will be voted FOR the election of the three director nominees named in this proxy statement and, unless otherwise indicated, FOR the other proposal described in this proxy statement and in the accompanying notice of meeting.

As of April 9, 2003, the record date for the meeting, there were 58,590,073 shares of our common stock outstanding. Only holders of common stock of record on our books at the close of business on April 9, 2003 are entitled to receive notice of and to vote at the meeting and at any adjournments of the meeting. Each such stockholder is entitled to one vote for each share of common stock registered in his or her name. A majority of the outstanding common stock, represented in person or by proxy at the meeting, will constitute a quorum for the transaction of all business at the meeting. Directors will be elected by a plurality of the votes cast at the meeting. The affirmative vote of a majority of the shares of common stock present at the meeting, in person or by proxy, without regard to broker non-votes, will be required to approve the other proposal described in this proxy statement and in the accompanying notice of meeting. Shares as to which "Abstain" has been selected on the accompanying proxy will be counted as shares present and entitled to vote for purposes of establishing a quorum and will have the same effect as a vote against the matter. Stockholders are not entitled to cumulate votes in the election of directors.

We will bear the cost of soliciting proxies. In addition to solicitation by use of the mails, our directors, officers or regular employees, without extra compensation, may solicit proxies personally or by telephone or other telecommunication. We have requested persons holding stock for others in their names or in the names of nominees to forward soliciting material to the beneficial owners of those shares, and we will, if requested, reimburse those persons for their reasonable forwarding expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of April 9, 2003 by:

- each person who is known to us to own beneficially more than 5% of our common stock;

- each of the named executives;

- each of our directors; and

- all of our executive officers and directors as a group.

We have calculated beneficial ownership based on the requirements of the Securities and Exchange Commission ("SEC"). Unless otherwise indicated below, to the best of our knowledge, each stockholder named in the table has sole voting and investment power with respect to all shares shown. The designated address of each individual listed in the table is Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

Beneficial Owner	Common Stock Beneficially Owned	
	Number of Shares	Percentage
Eastman Chemical Company (1)	25,000,000	42.7%
Danisco A/S (2)	25,000,000	42.7%
Jean-Jacques Bienaimé (3)	76,300	*
W. Thomas Mitchell (4)	132,519	*
Debby Jo Blank (5)	134,330	*
Stuart L. Melton (6)	76,207	*
Raymond J. Land (7)	76,027	*
Michael V. Arbige (8)	89,627	*
Soren Bjerre-Nielsen	2,025	*
Bruce C. Cozadd (9)	19,990	*
Theresa K. Lee	1,000	*
Robert H. Mayer (10)	1,400	*
Joseph A. Mollica (9)	19,990	*
Gregory. O. Nelson	500	*
Norbert G. Riedel (9)	19,990	*
James P. Rogers (11)	17,500	*
Jorgen Rosenlund	0	*
All executive officers and directors as a group (16 persons) (12)	639,549	1.1%

* Less than 0.5%.

 (1) Eastman Chemical Company's address is 100 N. Eastman Road, Kingsport, Tennessee 37660. Eastman Chemical Company and its designees, Ms. Lee, Dr. Nelson and Mr. Rogers, could be deemed to beneficially own the shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

 (2) An affiliate of Danisco A/S, A/S PSE 38 nr. 2024, owns 25,000,000 shares of our common stock. Its address is Langebrogade 1 1411 Copenhagen K, Denmark. Danisco A/S and its designees, Mr. Bjerre-Nielsen, Dr. Mayer and Mr. Rosenlund, could be deemed to beneficially own the shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

 (3) Includes a restricted stock award of 75,000 shares granted under the 2002 Omnibus Incentive Plan.

(4) Includes a presently exercisable option to purchase 109,490 shares. Mr. Mitchell retired from his position as our Chief Executive Officer and President in November 2002, and he resigned his position as Chairman and a member of our board of directors on April 2, 2003.

(5) Includes a presently exercisable option to purchase 131,341 shares. Dr. Blank resigned her position as our Chief Business Officer, Healthcare effective December 31, 2002.

(6) Includes 1,540 shares held by members of Mr. Melton's family, as to which he disclaims beneficial ownership, and a presently exercisable option to purchase 71,416 shares.

(7) Includes 560 shares held by members of Mr. Land's family, as to which he disclaims beneficial ownership, and a presently exercisable option to purchase 71,416 shares.

(8) Includes 2,200 shares held by members of Dr. Arbige's family, as to which he disclaims beneficial ownership, and a presently exercisable option to purchase 65,311 shares.

(9) Consists of presently exercisable options to purchase shares of common stock.

(10) These shares are held by a trust established for the benefit of Dr. Mayer's spouse.

(11) These shares are owned jointly by Mr. Rogers and his spouse.

(12) See notes (3) and (6) through (11) above.

ELECTION OF DIRECTORS

We currently have ten directors. Our restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of our board of directors is elected each year.

Three of our ten directors are to be elected by the stockholders at the meeting, each to hold office for a three-year term expiring in 2006 or until his successor is duly elected and qualified. The board of directors recommends the election of the three nominees named below. All of the nominees are currently members of our board of directors. Unless authority to vote for any or all of the nominees is specifically withheld according to the instructions, proxies in the enclosed form will be voted FOR the election of each of the three nominees named below.

Our board of directors does not contemplate that any of the nominees will be unable to serve as a director, but if that contingency should occur before the proxies are voted, the persons named in the enclosed proxy reserve the right to vote for such substitute nominees as they, in their discretion, determine.

Proposed for Election as Directors
for a Three-Year Term Expiring in 2006

Name, Age(1) and Background	Director Since
Jean-Jacques Bienaimé, age 49, is our Chairman, Chief Executive Officer and President. Mr. Bienaimé was appointed our Chief Executive Officer and President in November 2002 and our Chairman in April 2003. Prior to this appointment, Mr. Bienaimé was Chairman, President and Chief Executive Officer of SangStat Medical Corporation. He became President of SangStat Medical Corporation in 1998 and Chief Executive Officer in 1999. Prior to joining SangStat Medical Corporation, Mr. Bienaimé held various management positions from 1992 to 1998, including Vice President of Corporate Marketing and Business Development, and Vice President and General Manager of the advanced therapeutic and oncology division, with Rhône-Poulenc Rorer Pharmaceuticals (now known as Aventis). Mr. Bienaimé was elected a director by our board in November 2002 to fill a vacancy created by an increase in the size of our board. Mr. Bienaimé currently serves on the boards of directors of SangStat Medical Corporation, Aerogen, Inc. and The Fox Chase Cancer Center in Philadelphia.	2002

3

Name, Age(1) and Background	Director Since
Bruce C. Cozadd, age 39, was most recently Executive Vice President and Chief Operating Officer of ALZA Corporation. Mr. Cozadd was with ALZA Corporation from 1991 through 2001 during which time he held various management positions, including Senior Vice President and Chief Financial Officer. Mr. Cozadd currently serves on the boards of directors of Cerus Corporation and EKOS Corporation.	2000
Norbert G. Riedel, age 45, is Chief Scientific Officer of Baxter International Inc. Prior to this appointment, he was President of the Recombinant Strategic Business Unit of Baxter Hyland Immuno, a division of Baxter Healthcare Corporation, a position he had held since 1998. Prior to joining Baxter, Dr. Riedel served as the Head of Global Biotechnology and Global Core Research Functions at Hoechst Marion Roussel, Inc. (now Aventis). Dr. Riedel currently serves on the board of directors of Genome Therapeutics Corporation and Nanomateria, Inc.	2000

(1) As of April 18, 2003.

Directors Whose Terms Do Not Expire at the Meeting

The following table sets forth information concerning each of our directors whose term in office does not expire at the meeting.

Name, Age(1) and Background	Director Since	Term Expires
Soren Bjerre-Nielsen, age 50, is currently Executive Vice President and Chief Financial Officer of Danisco A/S, a position he has held since 1995, and has been a member of the Danisco A/S Executive Board since 1995. Prior to joining Danisco A/S, Mr. Bjerre-Nielsen was employed by Deloitte & Touche.	1999	2005
Theresa K. Lee, age 50, is Senior Vice President, General Counsel and Secretary of Eastman Chemical Company, a position she has held since 2000. Ms. Lee has held various positions since joining Eastman Chemical Company in 1987, including Vice President, Secretary and Associate General Counsel of Eastman Chemical Company from 1997 to 2000, and Assistant Secretary and Assistant General Counsel, Legal Department-Corporate Group from 1995 to 1997. Ms. Lee was elected by our board in March 2002 to fill a vacancy.	2002	2004
Robert H. Mayer, age 59, is currently Executive Vice President of Danisco A/S, a position he has held since 1999. Dr. Mayer joined Danisco A/S in 1981 and has been a member of its Executive Board since 1999. Dr. Mayer was the President of Danisco USA from 1981 until 1999.	1999	2004
Joseph A. Mollica, age 62, has served as Chairman and Chief Executive Officer of Pharmacopeia, Inc. since 1994 and was appointed President in 1996. From 1987 to 1993, Dr. Mollica was employed by the DuPont Merck Pharmaceutical Company where, from 1991 to 1993, he served as President and CEO, and previously as Vice President, Medical Products for DuPont. At Ciba-Geigy, where he was employed from 1966 to 1986, he served in a variety of positions of increasing responsibility rising to Senior Vice President of Ciba-Geigy's Pharmaceutical Division. Dr. Mollica currently serves on the boards of directors of Pharmacopeia, Inc., Impath Inc., and Neurocrine Biosciences, Inc.	2000	2005

4

Name, Age(1) and Background	Director Since	Term Expires
Gregory O. Nelson, age 51, is currently Senior Vice President and Chief Technology Officer of Eastman Chemical Company, a position he has held since 2003. Dr. Nelson is responsible for worldwide research, development and technical service for Eastman Chemical Company's businesses. Dr. Nelson has held various research and management positions since joining Eastman Chemical Company in 1982, including Vice President and Chief Technology Officer from 2001 to 2003, Vice President of Polymers Technology from 1997 to 2001, Director of Polymers Research Division from 1995 to 1997, Director of the Physical and Analytical Chemistry Research Division from 1994 to 1995, Technology Manager for Polymer Modifiers Business from 1993 to 1994, and Manager, Technology Core Competence from 1992 to 1993.	2002	2005
James P. Rogers, age 52, is currently Senior Vice President and Chief Financial Officer of Eastman Chemical Company, which he joined in 1999. Mr. Rogers also serves as Chief Operations Officer of Eastman Division. From 1992 until 1999, Mr. Rogers held various positions at GAF Corporation and International Specialty Products, Inc., including, from 1993 to 1999, Executive Vice President and Chief Financial Officer of GAF Corporation and of certain affiliated and successor entities of GAF, including G-I Holdings, Inc.(2)	1999	2005
Jorgen Rosenlund, age 47, is Vice President, Group General Counsel of Danisco A/S, a position he has held since January 2003. Since joining Danisco A/S in 1992 Mr. Rosenlund has held a variety of positions, including Vice President and Deputy Group General Counsel from 1999 to 2003, Vice President (Head of Legal Department) from 1996 to 1999, and Vice President, Danisco Sugar A/S from 1994 to 1996. Mr. Rosenlund was elected by our board in March 2003 to fill the vacancy created by the resignation of Juha Kurkinen.	2003	2004

(1) As of April 18, 2003.

(2) On January 5, 2001, G-I Holdings, Inc. announced that it had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Jersey to resolve asbestos liability claims. This information is included in this proxy statement pursuant to Item 7(b) of Regulation 14A of the SEC's proxy rules, which requires the description of the filing of a petition in bankruptcy during the past five years by any corporation of which a director of Genencor International, Inc. was an executive officer within two years before the time of such filing.

Board Composition and Committees

During 2002, the board of directors held four meetings. Each director then in office attended at least 75% of the board meetings and meetings of the board committees on which he or she served. The board has an audit committee, a management development and compensation committee and a committee on directors.

The current members of the audit committee are Mr. Cozadd (Chair), Dr. Mollica and Dr. Riedel, each of whom is independent pursuant to the National Association of Securities Dealers' listing standards for The Nasdaq Stock Market. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. Our Audit Committee Charter, as adopted by the board, more specifically sets forth the duties and responsibilities of the audit committee. In addition, we and our audit committee expect to adopt a revised charter during 2003 in order to reflect the requirements of the Sarbanes-Oxley Act of 2002 as well as the on-going rule-making activities by the SEC and the National Association of Securities Dealers. The audit committee's report relating to 2002 appears on page 17 of this proxy statement. The audit committee held seven meetings during 2002.

The current members of the management development and compensation committee are Dr. Riedel (Chair), Mr. Bjerre-Nielsen and Mr. Rogers. The management development and compensation committee administers our

2002 Omnibus Incentive Plan, makes recommendations to the board regarding our other stock and compensation plans, approves compensation of certain officers and management, and approves stock option and other award grant levels. The management development and compensation committee's report relating to 2002 appears on page 12 of this proxy statement. The management development and compensation committee held three meetings during 2002.

The current members of the committee on directors are Dr. Mollica (Chair), Dr. Mayer and Ms. Lee. The committee on directors is charged with qualifying and recommending candidates for board membership, assessing the performance and compensation of the board and related duties to ensure appropriate board governance processes are in place and evaluated at regular intervals. It also considers and establishes procedures regarding recommendations for nomination to the board submitted by stockholders. Such recommendations should be sent to us, to the attention of the Secretary. The committee on directors held two meetings during 2002.

We and our majority stockholders, Eastman Chemical Company and Danisco A/S, including their affiliates, are parties to a stockholder agreement which requires us to have an 10-member classified board of directors consisting of three directors nominated by Eastman Chemical Company, three directors nominated by Danisco A/S, our Chief Executive Officer, and three independent directors. If either Eastman Chemical Company or Danisco A/S reduces its ownership interest to less than 20% of our outstanding common stock, then its respective director nomination rights will be reduced to two directors, and its nomination rights will terminate when it owns 10% or less of our outstanding common stock.

Compensation of Directors

We make available to all non-employee directors, including employees of our majority stockholders, the following: an initial discretionary grant of options to purchase up to 25,000 shares of our common stock and an annual discretionary grant of options to purchase 10,000 shares of our common stock, $1,000 for attendance at each board meeting, an additional $500 for attendance at each board meeting requiring more than one day of participation, $1,000 for attendance at each meeting of a committee on which that director serves, and $25,000 per year. We further provide the respective chairs of our management development and compensation committee and committee on directors an annual retainer fee of $2,500 and the chair of our audit committee an annual retainer fee of $5,000. All of our directors receive travel expense reimbursement and director's liability insurance coverage. Currently, directors who are employees of our majority stockholders, Eastman Chemical Company, Danisco A/S and their affiliates, do not accept any compensation, including grants of options to purchase shares of our common stock, due to their respective companies' internal policies.

We paid our non-employee directors an aggregate of $141,237 in such fees during 2002.

EXECUTIVE OFFICERS

We are currently served by seven executive officers, who are elected by the board of directors and serve until their respective successors are elected and qualified:

Jean-Jacques Bienaimé, age 49, has been our Chief Executive Officer and President since November 2002 and our Chairman since April 2003. Further information about Mr. Bienaimé is set forth above under "ELECTION OF DIRECTORS."

Michael V. Arbige, age 48, is our Senior Vice President, Technology, a position he has held since 1999. Since joining us in 1990, he has served variously as Vice President of Research, Vice President of Development, Senior Scientist and Director of Fermentation and Recovery. During his early tenure with our predecessor company, Dr. Arbige was the fermentation leader in the development of the first series of recombinant and protein engineered protease processes commercialized with The Procter & Gamble Company.

Carole Beth Cobb, age 45, is our Senior Vice President, Global Supply, a position she has held since 1999. Ms. Cobb joined us in 1990 and has served in various capacities, including Vice President of Global Manufacturing from 1997 until 1999, Plant Manager of our Cedar Rapids, Iowa facility from 1995 until 1997, and Director, Business Development from 1990 until 1995. Before joining us, Ms. Cobb spent over nine years at Eastman Kodak Company, where she was a research engineer and product manager in the biotechnology area.

Raymond J. Land, age 58, is our Senior Vice President and Chief Financial Officer, a position he has held since joining us in 1997. Mr. Land has over 30 years of experience in financial and general management positions. From 1991 until 1996, he was Senior Vice President and Chief Financial Officer of The West Pharmaceutical Services Company. Prior to that, he was General Manager of a food division and held various financial positions at Campbell Soup Company.

Stuart L. Melton, age 56, is our Senior Vice President, General Counsel and Secretary, positions he has held since joining us as a key member of our initial management team in 1990. From 1986 until 1990, he served as Director, Business Development, Corporate Commercial Affairs for Eastman Kodak Company. Mr. Melton has over 28 years of experience in private and corporate law practice.

Thomas J. Pekich, age 54, is our Group Vice President, Bioproducts, a position he has held since 1999. Mr. Pekich served as our Vice President of Grain Processing and Specialties from 1995 until 1999, and our Vice President for North American Manufacturing and Plant Manager of our Cedar Rapids, Iowa facility from 1992 until 1995. Before joining us in 1990, Mr. Pekich spent over 15 years at Eastman Kodak Company in a variety of assignments and played a major role in establishing Kodak's bio-products site in Cedar Rapids, which opened in 1991 as a Genencor facility.

Richard J. Ranieri, age 51, is our Senior Vice President, Human Resources, a position he has held since 1993. Prior to joining us, Mr. Ranieri spent over 15 years with GlaxoSmithKline, a worldwide healthcare company, in various human resource positions at the corporate and divisional levels.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, officers and greater-than-10% stockholders to file with the SEC reports of ownership and changes in ownership regarding their holdings in us. For purposes of Section 16(a), our "officers" currently consist of the executive officers listed above and Darryl L. Canfield, our Vice President and Corporate Controller. In February 2003, Mr. Canfield inadvertently filed late with the SEC his initial report and one subsequent report disclosing one transaction in common stock beneficially owned by him. In April 2003, Mr. Rosenlund inadvertently filed late with the SEC his initial report. All of our directors, officers and greater-than-10% stockholders are now current in their filings. In making these statements, we have relied on the written representations of our directors, officers and greater-than-10% stockholders and copies of the reports that they have filed with the SEC.

EXECUTIVE COMPENSATION

The named executives shown on the following table were the two individuals who served as our Chief Executive Officer during 2002 and our four other highest paid executive officers during 2002.

Summary Compensation Table

| | | Annual Compensation | | | Long-Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($) (2)
Jean-Jacques Bienaimé	2002	$ 76,731	$175,000	$ 0	$807,000(4)	550,000	$0	$ 0
Chairman, Chief Executive	2001	-	-	-	-	-	-	-
Officer and President (3)	2000		-	-	-	-	-	-
W. Thomas Mitchell	2002	542,500	306,923	112,423	0	328,471	0	34,574
Chairman of the Board	2001	511,539	306,923	142,698	0	0	0	30,057
and Chief Executive	2000	437,746	132,309	155,688	0	100,000	0	27,842
Officer (5)								
Debby Jo Blank	2002	339,250	114,606	9,172	0	65,671	0	29,246
Chief Business Officer,	2001	308,462	132,968	10,583	0	0	0	10,200
Health Care (6)	2000	199,615	41,770	214,006	0	200,000	0	10,200
Stuart L. Melton	2002	315,000	102,159	105,028	0	214,249	0	19,977
Senior Vice President,	2001	302,692	127,159	118,580	0	0	0	18,177
General Counsel	2000	282,692	59,153	125,443	0	25,000	0	18,147
and Secretary								
Raymond J. Land.........	2002	289,750	94,630	216,200	0	214,249	0	19,482
Senior Vice President and	2001	280,385	119,630	231,193	0	0	0	17,682
Chief Financial Officer	2000	261,029	54,620	299,927(7)	0	25,000	0	17,682
Michael V. Arbige	2002	285,000	89,178	9,172	0	195,934	0	19,775
Senior Vice President,	2001	264,231	89,178	10,583	0	0	0	10,200
Technology	2000	235,769	49,335	7,696	0	25,000	0	10,200

(1) Includes taxable relocation expenses and housing cost supplements pursuant to our senior executive relocation policy, tax equalization and tax preparation fees.

(2) In 2002, includes (a) contributions to MetLife Group Universal life supplemental fund (Mr. Mitchell - $18,113, Dr. Blank - $17,246, Mr. Melton - $7,198, Mr. Land - $6,684, and Dr. Arbige - $8,775); (b) long term disability premiums (Mr. Mitchell - $4,461, Mr. Melton - $779, and Mr. Land - $798); (c) year-end defined contributions under our 401(k) plan (Mr. Mitchell - $6,000, Dr. Blank - $6,000, Mr. Melton - $6,000, Mr. Land - $6,000 and Dr. Arbige - $6,000); and (d) employer match contributions under our 401(k) plan ($6,000 for each named executive except Mr. Bienaimé).

(3) Mr. Bienaimé became our Chief Executive Officer and President in November 2002, and he became our Chairman on April 2, 2003.

(4) The amount shown reflects shares of restricted stock issued to Mr. Bienaimé under his employment agreement, and the dollar value shown represents the aggregate fair market value of the shares on the date of the award. The aggregate number of shares of restricted stock held as of December 31, 2002 was 75,000 shares, and the value of such shares as of December 31, 2002 (based on the closing market price on such date of $9.78 per share) was $733,500. The shares of restricted stock awarded to Mr. Bienaimé will vest as follows: 37,500 shares on November 6, 2005 and 37,500 shares on January 1, 2006. If granted by us, dividends would be paid on the restricted shares awarded to Mr. Bienaimé.

(5) Mr. Mitchell served as our Chief Executive Officer and President from 1991 until November 2002, and he continued to serve as our Chairman and a member of our board of directors until April 2, 2003.

(6) Dr. Blank resigned her position with us effective December 31, 2002.

(7) Includes $130,348 for reimbursement of relocation costs.

Stock Options

Shown below is information on grants of stock options to the named executives during 2002. We granted no stock appreciation rights ("SARs") to the named executives during 2002.

Option/SAR Grants in 2002

| | Individual Grants | | | | Grant Date Value |
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($) (1)
Jean-Jacques Bienaimé	550,000	18.26%	$10.76	11/6/12	2,376,000
W. Thomas Mitchell	328,471	10.91%	$10.77	8/21/12	1,432,134
Debby Jo Blank (2)	197,011	6.54%	$10.77	8/21/12	858,968
Stuart L. Melton	214,249	7.11%	$10.77	8/21/12	934,126
Raymond J. Land	214,249	7.11%	$10.77	8/21/12	934,126
Michael V. Arbige	195,934	6.51%	$10.77	8/21/12	854,272

(1) The hypothetical grant date present value for the options granted during 2002 is presented pursuant to the rules of the SEC and is calculated under the modified Black-Scholes Model for pricing options, a mathematical formula used to value options traded on stock exchanges. This formula considers a number of factors in forecasting an option's present value. Factors used to value the options shown on the table include the expected volatility rate of the shares underlying the options (47.3%), risk free rate of return (3.3%), projected time of exercise (4 years) and projected risk of forfeiture rate for vesting period (0% per annum). The actual before-tax amount, if any, realized upon the exercise of stock options will depend upon the excess, if any, of the market price of the common stock over the exercise price per share of the common stock at the time an option is exercised. The hypothetical grant date present value of the options reflected on this table may not be realized.

(2) Pursuant to the Letter Agreement we entered into with Dr. Blank on December 17, 2002 (see "EXECUTIVE COMPENSATION - EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS) in connection with her resignation, we accelerated the vesting of one third of the grant and extended the exercise period for this amount and the other one third of the grant that vested prior to her resignation. In particular, options regarding 65,671 shares will expire on December 31, 2003 and options regarding 65,670 shares will expire on December 31, 2004. The remaining one third of the grant was cancelled upon Dr. Blank's resignation.

Stock Option Exercises and Fiscal Year-End Value Table

Shown below is information with respect to option and SAR exercises by the named executives during 2002 and unexercised options and SARs held by them at the end of 2002.

Aggregated Option/SAR Exercises in 2002 and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#)		Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($)
			Exercisable	Unexercisable	Exercisable or Unexercisable
Jean-Jacques Bienaimé.......	0	0	0	550,000	0
W. Thomas Mitchell	0	0	109,490	218,981	0
Debby Jo Blank	0	0	131,341	0	0
Stuart L. Melton............	0	0	71,416	142,833	0
Raymond J. Land	0	0	71,416	142,833	0
Michael V. Arbige	0	0	65,311	130,623	0

Pension Plan Table

The following table sets forth the estimated annual benefits payable on a single-life annuity basis on retirement at age 65 pursuant to our retirement plan to participating employees, including officers, in specified compensation and years of service classifications.

Average Compensation	Years of Service						
	5	10	15	20	25	30	35
$100,000	$3,904	$ 7,612	$11,320	$14,736	$18,249	$21,372	$24,690
125,000	4,879	9,515	14,150	18,420	22,812	26,715	30,863
150,000	5,855	11,418	16,981	22,104	27,374	32,058	37,035
175,000	6,831	13,321	19,811	25,788	31,936	37,401	43,208
≥200,000	7,807	15,224	22,641	29,472	36,498	42,744	49,380

The credited years of service for the named executives, as of December 31, 2002, are as follows: Messrs. Mitchell, Melton and Land and Dr. Arbige - 5, Dr. Blank - 2.667 and Mr. Bienaimé - 0.166. We determine benefits based upon average total salary for the five consecutive years of highest compensation during the ten years preceding retirement. For the named executives, this refers to the column entitled ''Salary'' of the Summary Compensation Table provided above. Under the terms of the plan, estimated annual benefits payable on a single-life annuity basis on retirement at age 65 are as follows: Mr. Bienaimé - $23,941, Mr. Mitchell - $29,094, Dr. Blank - $25,373, Mr. Melton - $25,870, Mr. Land - $21,765, and Dr. Arbige - $36,107.

As noted above, benefits are computed on a single-life annuity basis, and the benefits are not subject to deduction for Social Security or other offsets.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

In October 2002, we entered into an employment agreement with Jean-Jacques Bienaimé, our current Chairman, Chief Executive Officer and President, for a two year term with automatic one year extensions unless otherwise agreed. The employment agreement provides for an annual salary of $525,000 and provides that Mr. Bienaimé's salary may be increased from time to time by action of our board of directors or by our management development and compensation committee, and these increases constitute amendments to Mr. Bienaimé's employment agreement. Pursuant to the employment agreement, Mr. Bienaimé received an initial grant of an option to purchase 550,000 shares of our common stock, a restricted stock award of 75,000 shares and a $350,000 sign-on bonus (payable one-half on hire and one-half in March 2003). Mr. Bienaimé is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate Mr. Bienaimé's employment without cause, including in connection with a change in our ownership or control, he will receive severance in the form of continued compensation for 24 months at the highest salary rate paid during the last 24 months, continuation of company-paid benefits for 24 months, and outplacement services of $12,000. Finally, we will compensate Mr. Bienaimé for 24 months if his employment is terminated because of his permanent disability.

In 1995, we entered into an employment agreement with W. Thomas Mitchell, our former Chairman, Chief Executive Officer and President, for a two year term with automatic two year renewals unless otherwise agreed. Mr. Mitchell's salary was increased from time to time by action of our management development and compensation committee, and these increases constituted amendments to Mr. Mitchell's employment agreement. Under his employment agreement, Mr. Mitchell was entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. Under the employment agreement, in the event that we terminated Mr. Mitchell's employment without cause, including in connection with a change in our ownership or control, he was entitled to receive severance in the form of continued compensation for 24 months at the highest salary rate paid during the last 24 months, continuation of company-paid benefits for 24 months, and outplacement services of $12,000. Finally, we were required to compensate Mr. Mitchell for 24 months if Mr. Mitchell's employment was terminated because of his permanent disability. Mr. Mitchell's employment agreement was terminated effective January 1, 2003, pursuant to the terms of a Retirement and Consulting Agreement, which is described below.

We entered into a Retirement and Consulting Agreement with Mr. Mitchell on August 21, 2002, whereby Mr. Mitchell agreed to resign as our Chief Executive Officer and President effective as of the appointment of his successor, and to retire from active employment with us effective as of January 1, 2003. Under this Retirement and Consulting Agreement, Mr. Mitchell was entitled to receive a base salary of $555,000 and participate in our bonus plans and benefit plans through January 1, 2003. In addition, we agreed to continue Mr. Mitchell's medical coverage through December 31, 2003 and pay for Mr. Mitchell's tax preparation and financial planning services, annual executive check-ups and health counseling costs for 2003, 2004 and 2005. In addition, we were required to pay to Mr. Mitchell housing supplement payments until the earlier of (i) the date Mr. Mitchell sold his residence or (ii) the later of June 30, 2003 or the date Mr. Mitchell resigned or was asked to resign as Chairman of the Board. Mr. Mitchell completed the sale of his residence in November 2002. The Retirement and Consulting Agreement provides that Mr. Mitchell will provide services to us as a consultant through December 31, 2003, for compensation in the amount of $100,000. The Retirement and Consulting Agreement includes non-competition and non-solicitation covenants that restrict the activities of Mr. Mitchell.

We have entered into employment agreements with each of the other named executives. These employment agreements each have a one year term with automatic one year renewals unless otherwise agreed, with bonus compensation to be determined by our board of directors or our management development and compensation committee. Each named executive's salary has increased from time to time by action of our management development and compensation committee, and these increases constitute amendments to his or her employment agreement. Each named executive is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate a named executive's employment without cause, including in connection with a change in our ownership or control, he or she will receive severance in the form of continued compensation for 18 months at the highest salary rate paid during the last 18 months, continuation of company-paid benefits for 18 months, and outplacement services of $12,000. Finally, we will continue to compensate each of these individuals for 18 months if that person's employment is terminated because of his or her permanent disability.

On December 17, 2002, we entered into a letter agreement with Debby Jo Blank with regard to her resignation of employment with us, effective as of December 31, 2002. Pursuant to her agreement, we agreed to continue to pay Dr. Blank her base salary for a period of 18 months following termination, to pay for health care coverage for a period of 18 months following termination, and to pay for outplacement services in an amount of up to $12,000. In addition, we agreed to pay Dr. Blank a lump sum payment of $10,000 and to pay Dr. Blank's tax preparation fees for 2002. We further agreed to accelerate the vesting of a portion of the option to purchase our common stock that we granted to Dr. Blank in August 2002. In addition, we extended the exercise period for such vested options from the period normally applicable to former employees. Dr. Blank will continue to be bound by the terms of an Officer Confidentiality, Non-Disclosure and Non-Competition Agreement and an Invention Disclosure/Assignment Agreement that she previously signed for our benefit.

Report of Management Development and Compensation Committee

Executive Compensation Philosophy

The fundamental compensation philosophy of our board of directors is that there should be a substantial and meaningful connection between executive compensation and stockholder value. Under the supervision of our management development and compensation committee (the "Committee"), which is comprised of outside directors and which also administers many of our benefit plans, we have developed and implemented compensation policies, plans and programs designed to enhance our performance as well as increase stockholder value by aligning closely the financial interests of our executive officers with those of our stockholders. In furtherance of these goals, annual base salaries are intended to serve as only a portion of an executive's total achievable compensation. The board of directors believes that attracting and retaining executives of high quality is essential to our growth and success. The board of directors further believes that our long-term success is enhanced by a comprehensive compensation program that includes different types of incentives for motivating executives and rewarding outstanding service, including awards that link compensation to applicable measures of our performance. We rely to a large degree on annual and long-term incentive compensation to attract and retain executives of outstanding ability and to motivate them to perform to the full extent of their abilities. Both the annual and long-term components of the incentive compensation policy are closely tied to our performance, profitability and stockholder value. In years of outstanding achievement, executive officers will be substantially rewarded for their respective contributions to our success through a combination of base salary, variable pay and stock-based incentive awards.

Executive Officer Compensation

Our current total compensation program for executive officers consists of cash compensation in the form of base salary and bonuses as well as long-term incentives, all of which are described below.

Base Salaries

Base salaries are fixed at levels that the Committee believes to be generally competitive with amounts paid to highly qualified senior executives at other similarly-sized companies engaged in businesses similar to ours. Salaries are reviewed on an annual basis in the first quarter and may be increased based on the individual's position relative to competitive market data, experience and performance and the Committee's consensus that the individual's contribution has increased stockholder value.

Variable Pay Plan

In general, we intend that our annual cash compensation incentives for our executive officers reflect our belief that management's contribution to improving our performance and stockholder return is related to revenue and earnings. Under our current incentive compensation program administered through our variable pay plan, bonuses are tied to financial measures and other performance milestones established by our board of directors. The variable pay plan covers our regular employees in the United States and certain foreign locations. Under the current variable pay plan, early each year, our board of directors assesses our performance for the prior year against goals set previously for that year and makes an award determination. The target awards for plan participants, including the named executives, range from approximately 5% to 100% of eligible earnings, depending on salary band levels. For any variable pay plan participant, the actual amount of an award will be contingent upon the level of achievement by us relative to pre-established goals. The total variable pay plan award pool for executives is currently set by the achievement of product revenue and EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) targets, as well as technology, transactional and business development milestones, with the targets recommended annually by our management and approved by the

Committee. Generally, awards could vary from zero if company goals are not met or if individual performance is unsatisfactory to one and a half times the target if all company goals are exceeded.

2002 Omnibus Incentive Plan ("Omnibus Incentive Plan")

The purpose of the Omnibus Incentive Plan is to provide motivation to selected employees, directors and consultants to put forth maximum efforts toward our continued growth, profitability, and success by providing incentives to such individuals through ownership and performance of our common stock. With the approval of stockholders at the 2002 Annual Meeting, the Omnibus Incentive Plan replaced the 1999 Stock Option and Stock Appreciation Right Plan as our vehicle for providing long-term incentives.

Under the Omnibus Incentive Plan, the Committee has authority to grant incentive stock options to our employees and nonstatutory stock options and SARs to our directors, employees, consultants and advisors. The Omnibus Incentive Plan also authorizes the grant of restricted and unrestricted stock awards, performance shares (which are stock or stock-based awards contingent upon attaining performance objectives during a performance period), performance units (which are units valued by reference to criteria chosen by the Committee), and other awards established by the Committee that are consistent with the Omnibus Incentive Plan's purpose.

The Committee administers this plan. Subject to the limitations set forth in the plan, the Committee has the authority to select the eligible persons to whom we may grant awards; determine the number of shares subject to options, SARs, or other awards; decide whether an option is an incentive stock option or a nonstatutory option; determine the type of consideration to be paid by a participant when exercising an option; and establish the vesting schedule of options, SARs, and other awards. In granting awards to our executive officers under the Omnibus Incentive Plan, the Committee reviews and considers the respective scope of accountability, strategic and operational goals, and anticipated performance requirements and contributions of each employee. During 2002, simultaneously with the payoff of certain stock loans by certain of our executive officers and pursuant to Mr. Bienaimé's employment agreement, we granted options to our named executives to purchase a total of 2,329,774 shares of our common stock. See "EXECUTIVE COMPENSATION - STOCK OPTIONS."

Employee Retirement Investment Plan

Executive officers (and all other eligible employees) are also entitled to participate in our employee retirement investment plan, a 401(k) plan. We contribute to the plan by making a limited quarterly matching contribution to the accounts of those employees who are contributing to the plan. On an annual basis we also make an additional employer profit sharing contribution on behalf of all employees who are eligible to participate. Employees do not have to contribute to the plan in order to be eligible for the employer profit sharing contribution each year.

Employee Stock Purchase Plan

Executive officers (and all other eligible employees) are eligible to participate in our employee stock purchase plan, which was adopted in 2001. During 2002, the named executives did not purchase any shares of common stock under the employee stock purchase plan. Under the employee stock purchase plan, employees are permitted to purchase shares of our common stock that are offered for sale by us. The Committee determines a date on which an offering of shares to eligible employees will begin and a date on which the offering will end. Since the plan's inception, the Committee has made offerings every six months. Eligible employees may participate during an offering by enrolling in the employee stock purchase plan and authorizing specified payroll deductions of up to 15% of their base pay rate for the whole period of the offering. At the end of the offering period, the employees use their payroll deductions to purchase shares of common stock at a purchase price established under the employee stock purchase plan.

Other Benefits

Executive officers are entitled to participate in a group universal life insurance program, which provides employees with the opportunity to purchase up to four times his or her salary in life insurance that also contains a provision for cash value accumulation. If a senior executive employee chooses to participate in the group

universal life insurance program, including carrying life insurance of at least one times his or her salary and contributes to the accumulation fund an annual amount sufficient to pay for continued life insurance coverage in retirement, we will reimburse the executive for his or her lump sum contribution to the accumulation fund.

Also, we maintain an insured long-term disability plan for all eligible employees. The terms of that plan cap eligible compensation at $270,000. We designed the executive long-term disability plan to supplement the long-term disability benefit for that portion of the executive employee's income that is above the maximum level of the insured plan.

Our senior executive relocation policy provides that we will pay or reimburse executives for certain costs of relocation. We have included in this policy provisions for items such as travel and moving expenses, temporary living expenses, and tax consultation. In addition, in connection with permanent relocation of certain senior executives to our headquarters in Palo Alto, California, we previously provided certain executive officers with home down payment assistance in the form of repayable loans, declining housing supplements and home price guarantees. Further information on these loans is provided in "CERTAIN TRANSACTIONS - AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS."

Chief Executive Officer Compensation

The key performance measure used to determine Mr. Mitchell's 2002 compensation package was the Committee's assessment of his ability and dedication to provide the leadership and vision necessary to enhance our long-term value.

Pursuant to his employment agreement (see "EXECUTIVE COMPENSATION - EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS"), which was approved by our board of directors in 1995, our board of directors set Mr. Mitchell's annual base salary beginning July 1, 2002 at $555,000. The Committee believes that Mr. Mitchell's salary was set at a level that is competitive with the amounts paid to other chief executive officers with comparable qualifications, experience, responsibilities and proven results at other similarly-sized companies engaged in similar businesses.

Consistent with our executive compensation philosophy, Mr. Mitchell's total compensation package depended largely on annual and long-term incentive compensation. The annual incentive component for 2002 was made up of a cash bonus under the variable pay plan, paid after the end of the year and based on our financial performance and advancement of our strategic initiatives. The long-term incentive component took the form of a grant of stock options under the Omnibus Incentive Plan, which occurred simultaneously with the repayment of a stock loan by Mr. Mitchell (see "CERTAIN TRANSACTIONS - AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS"). Both the annual and long-term components of Mr. Mitchell's incentive compensation were variable and tied to corporate performance, thereby encouraging dedication to improving our performance and profitability and building stockholder value.

In evaluating the performance and setting the incentive compensation of Mr. Mitchell as our Chief Executive Officer for 2002, the Committee considered our accomplishments during 2001 under Mr. Mitchell's leadership as well as the strategic, financial and organizational changes envisioned for us in 2002, including increasing our presence in the markets we serve, accelerating our strategic intent and implementation plans for leveraging our technology platforms and capital assets into new markets such as health care, recruiting key personnel and realigning functional responsibilities within the organization consistent with our strategic direction.

In August 2002, Mr. Mitchell entered into a Retirement and Consulting Agreement with us, whereby Mr. Mitchell agreed to resign as our Chief Executive Officer and President (see "EXECUTIVE COMPENSATION - EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS"). In October 2002, Mr. Bienaimé entered into an employment agreement with us, whereby Mr. Bienaimé agreed to serve as our Chief Executive Officer and President (see "EXECUTIVE COMPENSATION - EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS"). This transition occurred in November 2002, and the Committee believes that the compensation included in these agreements to be reasonable and competitive with the benefits provided to other chief executive officers under similar circumstances.

Policy with Respect to Qualifying Compensation Paid to Executive Officers for Deductibility Under Section 162(m) of the Internal Revenue Code

The Committee intends that, whenever reasonably possible, compensation paid to its managers, including its executive officers, should be deductible for federal income tax purposes. The Committee, however, may vote to award compensation, especially to a chief executive officer, that is not fully deductible, if the Committee determines that such award is consistent with its philosophy and is in our company's best interests.

Management Development and Compensation Committee:

Norbert G. Riedel, *Chair*
Soren Bjerre-Nielsen
James P. Rogers

Stock Price Performance Graph

Set forth below is a line graph comparing, (a) the cumulative stockholder return on our common stock for the period beginning with the last trade of our common stock on July 28, 2000 (the date of our initial public offering) and ending on December 31, 2002, to (b) the cumulative total return of companies on the Standard & Poor's 500 Index over such period, and (c) the cumulative total return of companies on the Nasdaq Pharmaceutical Index over such period.



Assumes $100 invested on July 28, 2000 in our common stock, the companies comprising the Standard & Poor's 500 Index and the companies comprising the Nasdaq Pharmaceutical Index. Total return assumes reinvestment of dividends.

Our stock performance may not continue into the future with the trends similar to those depicted in the graph above. We neither make nor endorse any predictions as to our future stock performance.

16

REPORT OF THE AUDIT COMMITTEE
TO STOCKHOLDERS

The audit committee of the board of directors is comprised of three members of our board of directors, each of whom is independent pursuant to The Nasdaq Stock Market's listing standards. The duties and responsibilities of the audit committee are set forth in our Audit Committee Charter, which was appended to the proxy statement for our 2001 Annual Meeting of Stockholders. Among other things, the audit committee recommends to the board that our audited financial statements be included in our Annual Report on Form 10-K and recommends the selection of the independent auditors to audit our books and records.

The audit committee has:

- reviewed and discussed our audited financial statements for 2002 with our management and with PricewaterhouseCoopers LLP, our independent auditors;

- discussed with our independent auditors the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards); and

- received the written disclosures and the letter from our independent auditors required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees) and discussed with our independent auditors the independent auditors' independence.

Based on such review and discussions with management and the independent auditors, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for 2002 for filing with the SEC.

Audit Committee:

Bruce C. Cozadd, *Chair*
Joseph A. Mollica
Norbert G. Riedel

CERTAIN TRANSACTIONS

Agreements with Executive Officers and Directors

In order to facilitate the relocation of certain of our key executives, we have pre-existing interest-free loans to Mr. Melton, Mr. Land and Mr. Ranieri. The principal balances reported in this paragraph are as of March 31, 2003, and are also the largest amounts outstanding on such loans at any time during 2002. Mr. Melton is indebted to us under a promissory note dated October 1999, with an outstanding principal balance of $650,000. Mr. Land is indebted to us under a promissory note dated April 2000, with an outstanding principal balance of $1,350,000. Mr. Ranieri is indebted to us under a promissory note dated March 2000, with an outstanding principal balance of $1,200,000. In November 2002, Mr. Mitchell repaid in full the $750,000 that he was indebted to us under a promissory note dated July 1999.

On April 28, 2000, our board of directors authorized the immediate acceleration of the exercise of certain options granted to our executive officers. The board of directors also authorized us to accept promissory notes in payment of the exercise price of these stock options. The notes were due and payable over four years. We charged interest on the notes at a fixed rate of 6.71% per year. Our executive officers exercised options to purchase a total of 1,856,500 shares under this program. Some of our executive officers elected to make payment upon exercise of such options, by delivery of promissory notes in the form described above. The largest amount of principal and unpaid interest outstanding during 2002 under each promissory note was as follows: Mr. Mitchell - $2,822,843; Mr. Melton - $1,835,150; Mr. Land - $1,835,150; Dr. Arbige - $1,641,047; Mr. Ranieri - $1,835,150; Dr. Blank - $1,687,494; Ms. Cobb - $1,782,697 and Mr. Pekich - $1,761,722. The total amount of principal and unpaid interest outstanding under each promissory note was paid in full in August 2002, as described below.

On August 21, 2002, as reported on each executive officer's Form 5 - Annual Statement of Changes in Beneficial Ownership filed with the SEC on February 14, 2003 and the Form 8-K dated August 21, 2002 as filed with the SEC on August 23, 2002, the board authorized our executive officers to surrender restricted shares of our common stock at a value of $10.77 per share to make full payment of the outstanding principal and accrued interest due under the promissory notes issued in April 2000 in connection with their purchase of the restricted shares. Included in the value of the surrendered shares was a cash payment to cover taxes incurred by the executive officers in connection with such surrender. The surrendered shares were returned to our treasury and were not sold in the market. The numbers of shares surrendered by our executive officers are as follows: Mr. Mitchell - 262,102; Mr. Melton - 173,182; Mr. Land - 173,182; Dr. Arbige - 154,867; Mr. Ranieri - 173,182; Dr. Blank - 159,248; Ms. Cobb - 168,039 and Mr. Pekich - 166,062.

See "EXECUTIVE COMPENSATION - EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOY-MENT AND CHANGE-IN-CONTROL ARRANGEMENTS" for descriptions of other agreements we have with our executive officers.

Agreements with Majority Stockholders

We have agreements with our major stockholder Danisco A/S and its affiliates, including development and commercialization agreements and a joint development and supply agreement. Danisco purchased approximately $11.0 million of products from us in 2002. In addition, during 2002 we purchased approximately $3.0 million in products, including products for resale, from or through Danisco A/S and its affiliates.

In October 2000, we signed an exclusive agreement with Danisco A/S for the development of innovative bioingredients for the food industry. The four-year minimum term agreement provides for up to $20 million in funding to us, and, during 2002, we received approximately $1.1 million in fees and royalty revenues under this agreement.

We have a stockholders agreement, dated July 25, 2000 and amended on February 16, 2001, November 15, 2002, and April 2, 2003, with our majority stockholders, Eastman Chemical Company and Danisco A/S and their affiliates, which provides for, among other things:

- *Board nomination rights.* The majority stockholders each have certain rights as to the composition of our board of directors, described above under "ELECTION OF DIRECTORS - BOARD COMPOSITION AND COMMITTEES."

- *Related party transactions.* We will negotiate and conduct on an arm's length basis all commercial transactions and agreements between the majority stockholders and us.

- *Demand registration rights.* Each of the majority stockholders may demand that we register their shares under the Securities Act of 1933, as amended, at their expense.

- *Piggyback registration rights.* If we register any securities for sale on a form that would be appropriate for sale of the majority stockholders' shares, the majority stockholders can request to have their shares included in the registration statement at our expense. These registration rights are unlimited but the managing underwriter for the registration can reduce the number of shares held by the majority stockholders that are included in the offering to no more than 25% of the offering.

These registration rights will expire in 2010. However, if either of the majority stockholders owns common stock amounting to less than 5% of our outstanding common stock on a fully converted basis, the stockholders agreement automatically terminates as to that stockholder.

SELECTION OF OUR INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP served as our independent auditors for 2002. On the recommendation of the audit committee, the board of directors has selected PricewaterhouseCoopers LLP as our independent auditors for 2003. This selection will be presented to the stockholders for their approval at the meeting. The board of directors recommends a vote in favor of the proposal to approve and ratify this selection, and, unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the proxies FOR this proposal. If the stockholders do not approve this selection, the board of directors will reconsider its choice.

We have been advised by PricewaterhouseCoopers LLP that a representative will be present at the meeting and will be available to respond to appropriate questions. In addition, we intend to give that representative an opportunity to make a statement if he or she should so desire.

Auditors' Fees

Audit Fees: For professional services rendered by it for the audit of our annual financial statements for 2002 and reviews of the financial statements included in our Quarterly Reports on Form 10-Q for 2002 PricewaterhouseCoopers LLP billed us fees in the aggregate amount of $441,000.

Financial Information Systems Design and Implementation Fees: Consistent with our policy, PricewaterhouseCoopers LLP rendered no professional services and billed us no fees for professional services rendered by them for 2002 in connection with financial information systems design and implementation.

All Other Fees: For professional services other than those described above rendered by it for 2002, PricewaterhouseCoopers LLP billed us fees in the aggregate amount of $570,000. The following table sets forth a summary of such fees by major type of service:

Audit Related Services	$115,000
Tax Services	455,000
Total All Other Fees	$570,000

Audit related services include fees for employee benefit plan audits, SEC registration statement reviews, and accounting consultations. Tax services include fees for expatriate administration and expatriate tax return preparation, executive tax return preparation, domestic and international tax consultations, and international tax return preparation.

The audit committee has considered whether the provision of services described above under *"All Other Fees"* is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

In order for any stockholder proposal to be included in our proxy statement to be issued in connection with our 2004 Annual Meeting of Stockholders, we must receive the proposal no later than December 20, 2003. If the proposal is in compliance with all of the requirements of Rule 14a-8 under the Securities Exchange Act, we will include the stockholder proposal in our proxy statement and place it on the form of proxy issued for the 2004 Annual Meeting. Stockholder proposals that are not submitted for inclusion in our proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act may be brought before the 2004 Annual Meeting of Stockholders only if written notice of the proposal is delivered to our Secretary no earlier than February 3, 2004 and no later than March 4, 2004, and if the stockholder complies with all of the other provisions of Article I, Section 1 of our bylaws. All such notices should be delivered to Stuart L. Melton, Secretary, Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

OTHER MATTERS

The board of directors does not know of any other matters that may be presented for action at the meeting. Should any other matters come before the meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Stuart L. Melton
Secretary

Dated: April 18, 2003

GENENCOR INTERNATIONAL, INC.
P R O X Y
2003 Annual Meeting of Stockholders

The undersigned hereby appoints Jean-Jacques Bienaime and Stuart L. Melton, and each and either of them, proxies for the undersigned with full power of substitution, to vote all shares of Common Stock of Genencor International, Inc. (the "Company") owned by the undersigned at the Annual Meeting of Stockholders to be held at the offices of the Company, 925 Page Mill Road, Palo Alto, California 94304, on Thursday, May 29, 2003 at 10 a.m., local time, and at any adjournments thereof.

Employee Benefit Plan. This Proxy also provides voting instructions for shares held in the Genencor International, Inc. Employee Retirement Investment Plan. If you are a participant in the Plan and have shares of the Common Stock of the Company allocated to your account under the Plan, please read the following authorization to the Trustee of the Plan as to the voting of such shares.

Trustee Authorization. The undersigned authorizes and instructs T. Rowe Price Trust Company, as Directed Trustee of the Genencor International, Inc. Employee Retirement Investment Plan, to vote all shares of the Common Stock of the Company allocated to the undersigned's account under the Plan (as shown on the reverse side) at the Annual Meeting, or at any adjournment thereof, in accordance with the instructions on the reverse side. **All shares of the Company's Common Stock held in the Plan for which the Trustee has not received timely directions will be voted or exercised by the Trustee in the same proportion as the shares of Company Common Stock for which the Trustee received timely directions.**

This Proxy is solicited on behalf of the Board of Directors of the Company. This Proxy will be voted as specified by the undersigned. This Proxy revokes any prior proxy given by the undersigned. Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, a signed Proxy will be voted FOR the election of the three named nominees for directors and, unless otherwise specified, FOR the other proposal listed herein and described in the accompanying Proxy Statement. The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated April 18, 2003, describing more fully the proposals set forth herein

GENENCOR INTERNATIONAL, INC.
P.O. BOX 11185
NEW YORK, N.Y. 10203-0185

(Continued and to be signed and dated on the reverse side)

DETACH PROXY CARD HERE

(Please sign, date and return this proxy card in the enclosed envelope.)

☐

☒
**Votes MUST be indicated
(x) in Black or Blue ink**

1. Election of Directors

FOR all nominees ☐ WITHHOLD AUTHORITY to vote ☐ *EXCEPTIONS ☐
listed below   for all nominees listed below

3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting.

Nominees: Jean-Jacques Bienaimé   Bruce C. Cozadd   Norbert G. Riedel

To change your address, please mark this box. ☐

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.)

*Exceptions _____

To include any comments, please mark this box. ☐

                                        FOR   **AGAINST**   **ABSTAIN**

2. Proposal to approve the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for 2003.   ☐   ☐   ☐

S C A N L I N E

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation, indicating his/her title.

Date   Share Owner sign here   Co-Owner sign here

_____   _____   _____